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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer: ChemFirst Inc.

Title of Class of Securities:  Common Stock, par value $1.00

CUSIP Number:  16361A106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

            Mr. Donald A. Parker, c/o Buchanan Parker
                Asset Management, 200 Park Avenue
             New York, New York 10166 (212) 697-3621


     (Date of Event which Requires Filing of this Statement)

                          July 30, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP NO. 16361A106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Donald A. Parker

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC & PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:



9.  Sole Dispositive Power:

         726,575

10. Shared Dispositive Power:

         726,575

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         726,575

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         3.96%

14. Type of Reporting Person

         IN














































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CUSIP No. 16361A106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Meryl L. Buchanan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         725,225

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         725,225

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         725,225

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         3.96%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report a material change in beneficial ownership and that Donald A. Parker and Meryl Buchanan are no longer greater than five percent beneficial owners in the Common Stock, par value $1.00 (the "Common Stock") of ChemFirst Inc. (the "Company").

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, Mr. Parker is deemed to own 726,575 shares of Common Stock and Ms. Buchanan is deemed to own 725,225 shares of Common Stock. All such Common Stock is held by the Partnership or managed accounts over which the Investment Managers or the Reporting Persons have investment discretion (the "Managed Accounts") or by an immediate family member of a Reporting Person. The funds for the purchase of the Common Stock held in the Partnership came from capital contributions to the Partnership by its general and limited partners and/or borrowed funds. The funds for the purchase of Common Stock held in the Managed Accounts came from each such account's own funds and/or borrowed funds. The funds for the purchase of Common Stock held by a family member of a Reporting Person came from personal funds.

Item 4.  PURPOSE OF TRANSACTIONS.

         No change.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on the Company's most recent Form 10-Q, as of April 30, 1999 there were 18,327,099 shares of Common Stock outstanding. As noted above, Mr. Parker is deemed to beneficially own 726,575 shares of Common Stock by virtue of the investment discretion he exercises with respect to the Partnership, the Managed Accounts and a family member. Ms. Buchanan is deemed to own 725,225 shares of Common Stock by virtue of the investment discretion she exercises with respect to the Partnership and the Managed Accounts. Thus, each of the Reporting Persons is deemed to beneficially own 3.96% of the


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         outstanding shares of Common Stock.  The Reporting
         Persons share the power to vote or direct the vote of 725,225 shares of Common Stock they are deemed to beneficially own. The Reporting Persons share the power to dispose or direct the disposition of shares of 725,225 Common Stock they are deemed to beneficially own. Mr. Parker shares the power to vote and dispose of the 1,350 shares owned by his family members with that family member.

         The Reporting Persons ceased to be beneficial owners of more than five percent of Common Stock on April 13, 1999.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.


         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


August 6, 1999

                                  /s/ Donald A. Parker
                                  _________________________
                                       Donald A. Parker

                                  /s/ Meryl L. Buchanan
                                  __________________________
                                       Meryl L. Buchanan










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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

August 6, 1999 relating to the Common Stock of ChemFirst

Inc. shall be filed on behalf of the undersigned.



                                  /s/ Donald A. Parker
                             _________________________________
                                      Donald A. Parker


                                  /s/ Meryl L. Buchanan
                             _________________________________
                                      Meryl L. Buchanan
































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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                        Price per Share
                   Shares of            of Common Stock
                   Common Stock         (Not Including
 Date              Purchased (Sold)     Commission)

6/02/99              2,810                 $24.1025
6/04/99             (1,700)                 24
6/07/99             (4,300)                 24
6/08/99             (8,000)                 24
6/09/99             (5,000)                 24
6/15/99             (1,200)                 24
6/16/99             (6,400)                 23.9102
6/18/99            (15,100)                 23.8125
6/22/99               (700)                 23.875
6/23/99            (32,475)                 23.8721
6/30/99              6,365                  24.6375
6/30/99             (2,400)                 24.75
7/01/99             (4,094)                 24.2596
7/23/99               (300)                 24.75
7/27/99             (3,800)                 24.5938
7/27/99               (200)                 24.625
7/27/99               (500)                 24.5625
7/28/99             (1,000)                 24.5
7/29/99            (10,000)                 24.6875
7/30/99            (30,000)                 24.875
7/30/99            (14,000)                 24.7188
8/02/99             (2,000)                 25.8594
8/03/99             (5,000)                 25.75





















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